Exhibit 99.1

Origin Agritech Provides Update on Corn Seed R&D Programs

BEIJING--(BUSINESS WIRE)--July 10, 2012--Origin Agritech Limited (NASDAQ: SEED) (“Origin” or the “Company”), a technology-focused supplier of hybrid and genetically modified crop seeds in China, today provided update on its Genetically Modified (“GM”) corn seed pipeline and hybrid corn seed development program.

GM Corn Seed Pipeline

Genetically modified seed products in China must initially undergo a five-stage approval process consisting of Phase 1 - Laboratory Research, Phase 2 - Intermediate Test, Phase 3 - Environment Release Test, Phase 4 - Production Test, leading to the receipt of the Bio-Safety Certificate from Ministry of Agriculture (“MOA”) in Phase 5. Currently, only domestic seed producers such as Origin Agritech are allowed to proceed through all five phases, while international companies are restricted to Phase 1 only and forbidden to proceed to Phases 2 through Phase 5.

Origin’s genetically modified phytase corn was the first GM corn seed which passed all five phases of the GM approval process and received notification of Bio-Safety Certificate. Origin has further incorporated phytase traits into two of its best-selling commercial corn hybrids. Commercialization of these two corn hybrids is pending approval from the Chinese government. Two additional corn hybrids with GM phytase traits are undergoing variety production test.

Phytase is an essential element for the growth and development of all animals by increasing phosphorous absorption. Phytase transgenic corn inputs the phytase trait directly into corn, thus reducing costs for animal feed producers by eliminating the need to mix phytase and corn ingredients together. Origin’s GM phytase-producing corn is expected to reduce the need for inorganic phosphate supplements as animals will directly absorb more phosphate from their feed, reducing animal feed’s high cost.

In addition to GM phytase corn, the Company has been conducting research on other GM traits including herbicide tolerance, insect resistance, nitrogen efficiency, and drought stress tolerance traits in crop seeds.

Along with this press release, a supplementary slide showing Origin’s GM corn seed pipeline has been filed with the Securities and Exchange Commission (“SEC”).

The following is a summary of key developments for Origin’s GM corn seeds since 2011:

  Phytase: Two commercial hybrids with phytase traits have completed the variety production test and are pending the variety approval from the Chinese government. Two additional hybrid varieties with phytase traits are currently under variety production test;
  Glyphosate Tolerance: One GM glyphosate tolerance event (the unique DNA recombination event that took place in one plant cell) passed Phase 3 - Environment Release Test in 2011 and has received MOA’s approval to begin Phase 4 - Production Test. Two more glyphosate tolerance events are being submitted for Phase 3 - Environment Release Test. In addition, more than one thousand events are undergoing Phase 1 - Laboratory Research;
  Bacillus Thuringiensis (Bt): Two insect tolerant events are going through Phase 2 - Intermediate Test. Over two hundred events are undergoing Phase 1 - Laboratory Research;
  Glyphosate + Bacillus Thuringiensis (Bt): As a result of recent successes in Phase 1 - Laboratory Research, six events of the Company’s glyphosate and insect tolerant traits have advanced into Phase 2 - Intermediate Test. More than 4,500 events of the stacked traits (inserting more than one gene in a seed via biotechnology) are being screened in Phase 1 - Laboratory Research.

Hybrid Corn Seed Development Program

In addition to GM crop seeds, Origin has a large R&D program developing conventional hybrid crop seeds. In China, new hybrid seed variety needs to go through an official approval process prior to sales. This approval process typically involves three to four years of registration trials and normally proceeds according to the following sequential steps:

Pre-Registration --> Registration Trial 1 --> Registration Trial 2 --> Field Demo --> Approval

Each step leading up to Approval takes approximately one year unless it needs to be repeated. In some localities Registration Trial 2 and Field Demo are treated as one and the same step.

Along with this press release, a supplementary slide showing Origin’s progress in hybrid corn registration trials and approval from 2009 to 2012 has been filed with the SEC.

In 2012, a total of 64 hybrids were under various stages of registration process: among the 64 hybrids, 33 are at Pre-Registration stage; 18 at Registration Trial 1 stage; 5 at Registration Trial 2 stage; 5 at Field Demo stage; and 3 at Registration Trial 2 + Field Demo stage. As the result of multi-year trials, 3 corn hybrids have been approved in 2012.

Dr. Gengchen Han, Chairman and Chief Executive Officer of Origin Agritech, commented, “During recent years, we have established a leading plant genetic technology platform resulting in one of China’s largest portfolios in GM corn seeds. We are well positioned to capitalize on the advent of genetically modified seed opportunities in China. In addition to our proven GM technology and robust pipeline, our solid operational foundation with wide-reaching sales and technical support, growing in-house germplasm library, and advanced processing and production would help us compete effectively in the market. Our goal is to continue utilizing modern biotechnology to create high-quality GM and hybrid seed products and provide result-oriented solutions to farmers.”

About Origin

Founded in 1997 and headquartered in Zhong-Guan-Cun (ZGC) Life Science Park in Beijing, Origin Agritech Limited (NASDAQ GS: SEED) is China’s leading agricultural biotechnology company, specializing in crop seed breeding and genetic improvement, seed production, processing, distribution, and related technical services. Leading the development of Genetically Modified (GM) technology, Origin Agritech’s phytase corn was the first transgenic corn to receive the Bio-Safety Certificate from China’s Ministry of Agriculture. Over the years, Origin has established a robust GM seed pipeline including products with glyphosate tolerance and pest resistance (Bt) traits. Staffed by approximately 800 employees, Origin operates 13 marketing centers, 8 production and processing centers and 9 breeding stations nationwide with sales centers located in key crop-planting regions. The Company also operates one winter nursery in Hainan province. Product lines are vertically integrated for corn, rice and canola seeds. For further information, please log on to the Company’s website at: www.originseed.com.cn

Forward Looking Statement

This release contains forward-looking statements. All forward-looking statements included in this release are based on information available to us on the date hereof. These statements involve known and unknown risks, uncertainties and other factors, which may cause our actual results to differ materially from those implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "targets," "goals," "projects," "continue," or variations of such words, similar expressions, or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Therefore, actual results may differ materially and adversely from those expressed in any forward-looking statements. Neither we nor any other person can assume responsibility for the accuracy and completeness of forward-looking statements. Important factors that may cause actual results to differ from expectations include, but are not limited to, those risk factors discussed in Origin's filings with the SEC including its annual report on Form 20-F. We undertake no obligation to revise or update publicly any forward-looking statements for any reason.

CONTACT:
Investors:
Origin Agritech Limited
Dr. James Chen
Chief Financial Officer
james.chen@originseed.com.cn
or
Grayling
Shiwei Yin, 646-284-9474
shiwei.yin@grayling.com